Exhibit 99.7

NICE Again Ranked as Worldwide Leader in Speech Analytics
Market by Analyst Firm DMG Consulting

NICE achieves top customer satisfaction (CSAT) scores for product satisfaction and innovation

RA’ANANA, ISRAEL, January 24, 2013 – NICE Systems (NASDAQ: NICE) has once again been recognized as the global market leader in Speech Analytics by DMG Consulting LLC. According to DMG’s 2012/2013 Speech Analytics Product and Market Report, NICE holds a 28.3 percent market share based on number of seats, up from 23.2 percent in the previous report, and has the largest number of customers. This is the fourth consecutive year that NICE has taken the top spot in DMG’s Speech Analytics report.

In the report, NICE received a perfect CSAT score in two categories, innovation and speech analytics workshops. In the category of product satisfaction, the company earned the top score with a rating of ‘highly satisfied’ based on criteria that included ease of configuration, system flexibility, ability to conduct root cause analysis, ability to conduct discovery, and more.

“Speech analytics is a key application in the emerging area of multi-channel analytics. DMG expects the speech analytics market to continue to perform very well for the next several years, with projected growth rates ranging from 22 to 16 percent between 2012 and 2015,” said Donna Fluss, President, DMG Consulting LLC. “Real-time analytics and guidance solutions are also starting to catch on in contact centers. This emerging group of applications is dedicated to influencing or altering the outcomes of customer interactions and has great potential benefits for contact centers.”

“We are pleased to be recognized year after year as the market leader in speech analytics. As noted in the report, we are also one of the leading providers of real-time analytics technology,” said Yochai Rozenblat, President of the Enterprise Group at NICE. “Above all, we strive to provide the best possible solutions for our customers. We believe our success here is reflected in our high CSAT scores for innovation and product satisfaction.”

The NICE Speech Analytics technology includes root cause analysis, emotion detection, and sentiment analysis, and is an essential component of the company’s Workforce Optimization suite .NICE’s unique Real-Time Speech Analytics solution provides automated agent guidance and next-best-action prompts while the interaction is taking place, and can immediately notify decision-makers about an important event.

NICE’s speech analytics solution is part of the Customer Interaction Management Offering, which enables organizations to impact the full lifecycle of every customer interaction by being well-prepared for each interaction, shaping the interaction in real time as it happens, and driving improvement across the enterprise for the next interaction. Driven by real-time, cross-channel analytics and Voice of the Customer insights, it offers targeted solutions for enhancing the customer experience, streamlining operational efficiency across the enterprise, improving employee performance, increasing service-to-sales revenue, and complying with policies and regulations. NICE Customer Interaction Management solutions, including on-premise and SaaS, are implemented by contact centers of all sizes, branches, retail stores, trading floors, and back office operations.

About NICE Systems
NICE (NASDAQ: NICE) is the worldwide leader of software solutions that deliver strategic insights by capturing and analyzing mass quantities of structured and unstructured data in real time from multiple sources, including phone calls, mobile apps, emails, chat, social media, and video. NICE’s solutions enable organizations to take the Next-Best-Action to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Anat Earon-Heilborn + 972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Rozenblat, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.